News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors: Controlling Shareholders of Boardwalk Equities Inc. Propose Share Sale

     CALGARY, Nov. 11 /CNW/ — Sam and Van Kolias, the controlling shareholders of Boardwalk Equities Inc., through their interest in Boardwalk Properties Company Limited, announced today their intention to sell up to 350,000 common shares of Boardwalk Equities Inc. from their combined holdings. The controlling shareholders currently own or have control or direction over a total of 15,700,000 common shares of Boardwalk Equities Inc., representing approximately 31.68% of the outstanding common shares.

     The share sale is being undertaken to provide the controlling shareholders with a source of funds to provide funding for their charitable causes, pay down existing indebtedness and diversify their investment portfolios. The decision to engage in this sale of shares does not reflect any change in the controlling shareholder’s intention to maintain their significant equity stake in Boardwalk Equities Inc. Rather, the share sale reflects the fact that over the past eight years Sam and Van Kolias have taken no wage or salary compensation from Boardwalk Equities Inc. in their capacities as officers of the Corporation. Furthermore, Messrs. Sam and Van Kolias intend to make similar dispositions in the future to continue to fund various charitable endeavours, pay down indebtedness and diversify their investment portfolios.

     The controlling shareholders have appointed Scotia McLeod Inc. to execute the share sale through the facilities of the Toronto Stock Exchange. The share sale will commence on or after November 25, 2002, and in accordance with applicable securities regulations, and will be executed on an orderly basis so as to avoid adversely impacting the market for the common shares of Boardwalk Equities Inc. Notice of the controlling shareholders’ intention to sell has been filed with the applicable securities commissions and stock exchanges.

     The share sale is being undertaken concurrent with the release of certain information about Boardwalk Equities Inc. for the third quarter of 2002 (ended September 30), as required by applicable securities laws, as well as the policies and rules of the Toronto and New York Stock Exchanges. In connection therewith, Messrs. Sam and Van Kolias have taken appropriate steps to ensure that none of the common shares being offered for sale in the share sale program will be sold until such information is released to the public and filed with applicable securities regulators, as well as the Toronto and New York Stock Exchanges, and have instructed Scotia McLeod Inc. not to sell any of the common shares offered in the share sale program until such information is released and filed with applicable securities regulators, as well as the Toronto and New York Stock Exchanges.

     The share sale is being undertaken concurrent with Boardwalk Equities Inc.’s normal course issuer bid, which began on August 12, 2002. In connection therewith, Messrs. Sam and Van Kolias have taken appropriate steps to ensure that none of the common shares sold in the share sale program are purchased as part of Boardwalk Equities Inc.’s normal course issuer bid and have instructed Scotia McLeod Inc. not to sell any of the common shares in the share sale program through Boardwalk Equities Inc.’s normal course issuer bid.

     Boardwalk Equities Inc. is a customer-oriented, technologically advanced real estate company specializing in the acquisition and management of multi-family residential projects throughout Canada. Boardwalk owns approximately 29,300 suites representing 25.0 million net rentable square feet.

     The Toronto Stock has neither approved nor disapproved the information contained herein.

     /For further information: Boardwalk Equities Inc., Sam Kolias, President and CEO, Mike Hough, Executive Vice-President, Roberto Geremia, Vice President and CFO or Paul Moon, Investor Relations, (403) 531-9255, www.bwalk.com/ (BEI. BEI)

CO: Boardwalk Equities Inc.
ST: Alberta
IN: RLT
SU: